                                                                                                    Exhibit 99.5

Dated:  9th  March, 2009

FBB - FIRST BUSINESS BANK S.A.
(as Bank)

- and -

PARAGON SHIPPING INC.
 (as borrower)

- and -

CAMELIA NAVIGATION S.A.
(as corporate guarantor)

- and -

ALLSEAS MARINE S.A.
(as manager)

FIRST SUPPLEMENTAL AGREEMENT in relation to a Credit Agreement for a revolving credit facility of up to US$30,000,000

THIS AGREEMENT is made this 9th day of March, 2009 made BETWEEN:

(1)
FBB - FIRST BUSINESS BANK S.A., a bank incorporated in the Republic of Greece with its head office at 91 Michalacopoulou Street, 115 28 Athens, Greece, acting, except otherwise herein provided, through its office at 62, Notara & Sotirou Dios Streets, 185 35 Piraeus, Greece (the “Bank”); and

2.
PARAGON SHIPPING INC., a company duly incorporated under the laws of the Republic of The Marshall Islands having its registered office at Trust Company Complex, Ajeltake Island, Majuro, Marshall Islands MH 96960 and listed in the Nasdaq Global Select Market, as Borrower, hereinafter called the “Borrower”); and

3.
CAMELIA NAVIGATION S.A., a company duly incorporated under the laws of the Republic of The Marshall Islands having its registered office at Trust Company Complex, Ajeltake Island, Majuro, Marshall Islands MH 96960, as corporate guarantor (hereinafter called the “Corporate Guarantor”); and

4.
ALLSEAS MARINE S.A., a company duly incorporated under the laws of Liberia, having its registered office at 80, Broad Street, Monrovia, Liberia and an office established in Greece (15 Karamanli Ave., Voula, GR 166 73, Attiki) pursuant to the Greek laws 378/68, 27/75 and 814/79 (as amended) as manager (hereinafter called the “Manager”),

IS SUPPLEMENTAL to a Credit Agreement dated 16th April, 2008 made between (i) the Bank, as lender, (ii) the Borrower, as borrower and (iii) the Corporate Guarantor, as corporate guarantor (the said loan agreement hereinafter called the “Principal Agreement”) on the terms and conditions of which the Bank has agreed to advance to the Borrower a secured floating interest rate revolving credit facility in the amount $30,000,000 (United States Dollars Thirty Million) (the “Loan”) for the purpose therein specified (the Principal Agreement as hereby amended and/or supplemented and as the same may hereinafter be amended and/or supplemented called the “Loan Agreement”).

W H E R E A S:

(A)
The Borrower and the Corporate Guarantor hereby jointly and severally acknowledge and confirm that (a) the Bank has advanced to the Borrower the full amount of the Loan and (b) as the date hereof the principal amount of $27,450,000 (US Dollars twenty seven million four hundred fifty thousand) remains outstanding.

(B)
Pursuant to a Guarantee incorporated in Clause 13 of the Principal Agreement (the “Corporate Guarantee”) the Corporate Guarantor irrevocably and unconditionally guaranteed the punctual repayment of the Loan and interest and default interest accrued thereon and the due and timely performance of all the obligations of the Borrower under the Loan Agreement and the Security Documents executed in accordance thereto;

(C)
Pursuant to a Manager’s Undertaking dated 18th April 2008 executed by the  Manager, the Manager has subordinated any and all claims it may have against the Corporate Guarantor and/or the Vessel to the claims of the Bank hereunder and the Security Documents(the “Manager’s Undertaking”);

(D)	The Borrower and the Corporate Guarantor have requested the Bank to consent to:

(a)	non compliance by the Borrower of its covenants under Clause 8.5(c) and 8.2 (c) (d) and (e) for the whole Deferral Period (as hereinafter defined);

(b)	the amendment of the Margin; and

(e)	the amendment of the Principal Agreement as set out in Clause 5 hereof,

and the Bank has agreed so to do conditionally upon terms that (inter alia) the Principal Agreement shall be amended in the manner hereinafter set out.

NOW THEREFORE IT IS HEREBY AGREED AS FOLLOWS:

1.	Definition

1.1	Words and expressions defined in the Principal Agreement and not otherwise defined herein (including the Preamble and Recitals hereto) shall have the same meanings when used in this Agreement.

“Additional Documents” means together the Cash Collateral Account Agreement and the Deed of Covenant Amendment;

“Deferral Period” means a period starting on the Effective Date and terminating on the 1st January 2010;

"Effective Date" means the date hereof or such earlier of later date as the Bank may agree upon which all the conditions contained in Clause 5 shall have been satisfied and this Agreement shall become effective;

“Cash Collateral Account” means an interest bearing Dollar account of the Borrower opened or (as the context may require) to be opened by the Borrower with the Lending Branch of the Bank and includes any sub-accounts thereof and any other account designated in writing by the Bank to be a Cash Collateral Account for the purposes of this Agreement;

“Cash Collateral Account Pledge Agreement” means the pledge agreement executed or (as the context may require) to be executed by the Borrower in favour of the Bank, in respect of the Cash Collateral Account, in such form as the Bank may require in its sole discretion;

“Loan Agreement” means the Principal Agreement as hereby amended as the same may from time to time be further amended and/or supplemented;

“Deed of Covenant Amendment” means the Amendment No. 1 to the Deed of Covenant, supplemental to a First Priority Cayman Islands Mortgage both dated 18th April, 2008 and registered over the Vessel in favour of the Bank, whereby the said Deed of Covenant shall be amended, executed or (as the context may require) to be executed by the Corporate Guarantor in favour of the Bank in form satisfactory to the Bank;

1.2
In this Agreement the term “Security Documents” shall be construed as to include the Security Documents as defined in the Principal Agreement as amended and/or supplemented by this Agreement and the Additional Documents.

1.3
(a) where the context so admits words importing the singular number only shall include the plural and vice versa and words importing persons shall include firms and corporations, (b) clause headings are inserted for convenience of reference only and shall be ignored in construing this Agreement, (c) references to Clauses are to clauses of this Agreement save as may be otherwise expressly provided in this Agreement and (d) all capitalised terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Loan Agreement.

2.	Representations and Warranties

2.1
Each corporate Security Party hereby jointly and severally represent and warrant to the Bank as at the date hereof that the representations and warranties set forth in the Principal Agreement and the Security Documents (updated mutatis mutandis to the date of this Agreement) are (and will be on the Effective Date) true and correct as if all references therein to "this Agreement" were references to the Principal Agreement as amended and supplemented by this Agreement.

2.2	In addition to the above, the Borrower and the Corporate Guarantor hereby jointly and severally represent and warrant to the Bank as at the date of this Agreement that:

(a)
each of the corporate Security Parties is duly formed, is validly existing and in good standing under the laws of the place of its incorporation has full power to carry on its business as it is now being conducted and to enter into and perform its obligations under the Principal Agreement, this Agreement and the Additional Documents and has complied with all statutory and other requirements relative to its business;

(b)
all necessary licences, consents and authorities, governmental or otherwise under this Agreement, the Principal Agreement and the Additional Documents have been obtained and, as of the date of this Agreement, no further consents or authorities are necessary for any of the Security Parties to enter into this Agreement or otherwise perform its obligations hereunder;

(c)
this Agreement constitutes and the Additional Documents on the execution thereof will constitute, the legal, valid and binding obligations of the Security Parties thereto enforceable in accordance with their respective terms;

(d)
the execution and delivery of, and the performance of the provisions of this Agreement and the Additional Documents do not, and will not contravene any applicable law or regulation existing at the date hereof or any contractual restriction binding on any of the Security Parties or its respective constitutional documents;

(e)
no action, suit or proceeding is pending or threatened against any of the Borrower and the other Security Parties or their assets before any court, board of arbitration or administrative agency which could or might result in any material adverse change in the business or condition (financial or otherwise) of such Borrower or such Security Party; and

(f)
none of the Borrower and the other Security Parties is and at the Effective Date will be in default under any agreement by which it is or will be at the Effective Date bound or in respect of any financial commitment, or obligation.

3.	Conditions

3.1
The agreement of the Bank contained in Clause 4 shall be expressly subject to the fulfilment of the conditions set out in Clause 7 of the Principal Agreement and further subject to the condition that the Bank shall have received on or before the date hereof in form and substance satisfactory to the Bank and its legal advisers:

(a)
a recent certificate of incumbency of the Borrower and the Corporate Guarantor signed by the secretary or a director thereof, stating the officers and the directors and the shareholders of each of them duly legalized by the appropriate authorities of its place of incorporation;

(b)
certified and duly legalised copies of resolutions passed at a meeting of the Board of Directors of the Borrower and the Corporate Guarantor evidencing approval of this Agreement and any of the Additional Documents to which it is a party and authorising appropriate officers or attorneys to execute the same and to sign all notices required to be given under this Agreement on its behalf or other evidence of such approvals and authorisations as shall be acceptable to the Bank, duly legalized by the appropriate authorities of their respective place of incorporation;

(c)
the original of any power(s) of attorney issued in favour of any person executing this Agreement or the Additional Documents to which it is a party on behalf of the Borrower and the Corporate Guarantor duly legalized by the appropriate authorities of their respective place of incorporation;

(d)	the Additional Documents duly executed by the respective parties thereto;

(e)
any other documents or recent certificates or other evidence which would be required by the Bank in relation to any corporate Security Party evidencing that the relevant Security Party has been properly established, continues to exist validly and to be in good standing;

(f)	evidence that the Cash Collateral Account has been duly opened and all mandate forms, signature cards and authorities have been duly delivered; and

(g)	evidence that the Borrower shall no later than the Effective Date deposited with the Cash Collateral Account the amount of Dollars three million four hundred thousand ($3,400,000).

4.	Agreement of the Bank

The Bank, relying upon each of the representations and warranties set out in Clause 2 hereby agrees with the Borrower, subject to and upon the terms and conditions of this Agreement and in particular, but without limitation, subject to the fulfilment of the conditions precedent set out in Clause 3, to consent to the amendment of the Loan Agreement as set out in Clause 5 hereof.

5.	Variations to the Loan Agreement

The Borrower hereby agree with the Bank, subject to the Bank’s consent and further subject to and upon the terms and conditions contained in this Agreement, that the provisions of the Principal Agreement shall be and are hereby agreed to be varied and/or amended and/or supplemented as follows:

5.1	As from the Effective Date, the following new definitions, shall be added to Clause 1.2 of the Principal Agreement reading as follows:

“Cash Collateral Account” means an interest bearing Dollar account of the Borrower opened or (as the context may require) to be opened by the Borrower with the Lending Branch of the Bank and includes any sub-accounts thereof and any other account designated in writing by the Bank to be a Cash Collateral Account for the purposes of this Agreement;

“Cash Collateral Account Pledge Agreement” means the pledge agreement executed or (as the context may require) to be executed by the Borrower in favour of the Bank, in respect of the Cash Collateral Account, in such form as the Bank may require in its sole discretion;

“Deed of Covenant Amendment” means the Amendment No. 1 to the Deed of Covenant, supplemental to a First Priority Cayman Islands Mortgage both dated 18th April, 2008 and registered over the Vessel in favour of the Bank, whereby the said Deed of Covenant shall be amended, executed or (as the context may require) to be executed by the Corporate Guarantor in favour of the Bank in form satisfactory to the Bank;

“First Supplemental Agreement” means the First Supplemental Agreement dated 9th March, 2009 supplemental to this Agreement executed or (as the context may require) made between the Borrower, the Corporate Guarantor and the Bank in such form as the Bank may require;

“Margin Calculation Date” means the next Interest Payment Date ie 20th March 2009 and each date falling every three (3) months thereafter;

“Margin Period” means each period commencing on a Margin Calculation Date and ending on the day prior to the subsequent Margin Calculation Date and “Margin Periods” means any or all of them;

“Quotation Date” means, in respect of any period in respect of which LIBOR falls to be determined under this Agreement, the second Banking Day before the first day of such period;

5.2	With effect as from the Effective Date, the following definitions set out in Clause 1.2 of the Principal Agreement shall be deleted and shall be replaced as follows:

“Margin” means, in relation to each Margin Period:

(a)
in the event that on the Margin Calculation Date relevant to such Margin Period the Market Value of the Vessel as most recently determined in accordance with Clause 8.5 (b) is less than one hundred forty per cent (140%)  of the Loan, two per cent (2%); and

(b)
in the event that on the Margin Calculation Date relevant to such Margin Period the Market Value of the Vessel as most recently determined in accordance with Clause 8.5(b) is equal to or higher than one hundred forty per cent (140%) of the Loan, one point two per cent (1.2%);

“Mortgage” in relation to the Vessel means the first priority statutory ship mortgage and the Deed of covenant supplemental thereto both dated 18th April, 2008 executed by the Corporate Guarantor in favour of the Bank as amended and/or supplemented by the Deed of Covenant Amendment;

5.3	With effect from the date hereof, Clause 3.6 (Market disruption-Non Availability) of the Principal Agreement shall be deleted in its entirety and shall be substituted by the following:

“(a)	Market disruption:

If and whenever, at any time prior to the commencement of any Interest Period, the Bank (in its reasonable discretion) shall have determined (which determination shall be conclusive) that a Market Disruption Event has occurred in relation to the Loan for any such Interest Period, then the Bank shall forthwith give notice (a “Determination Notice”) thereof to the Borrower and the rate of interest on the Loan (or the relevant part thereof) for that Interest Period shall be the percentage rate per annum which is the sum of:

(aa)           the applicable Margin; and

(bb)	the rate which expresses as a percentage rate per annum the cost to the Bank of funding the Loan (or the relevant part thereof) from whatever source it may reasonably select.

(b)           In this Agreement “Market Disruption Event” means:

(i)	at or about noon on the Quotation Date for the relevant Interest Period the LIBOR is not available; or

(ii)
before close of business in London on the Quotation Date for the relevant Interest Period, the Bank determines (in its reasonable discretion) that the cost to it of obtaining matching deposits in the London Interbank Market to fund the Loan (or the relevant part thereof) for such Interest Period would be in excess of LIBOR; or

(iii)
before close of business in London on the Quotation Date for the relevant Interest Period, deposits in Dollars are not available to the Bank in the London Interbank Market in the ordinary course of business in sufficient amounts to fund the Loan (or the relevant part thereof) for such Interest Period.

(c)	Alternative basis of interest or funding

(i)
If a Market Disruption Event occurs and the Bank or the Borrower so require(s), the Bank and the Borrower shall enter into negotiations (for a period of not more than ten (10) days (the “Negotiation Period”)) after the giving of the relevant Determination Notice with a view to agreeing a substitute basis for determining the rate of interest.

(ii)	Any alternative basis agreed pursuant to paragraph (i) above shall be binding on the Bank and all Security Parties.

(d)
Alternative basis of interest in absence of agreement:  If the Bank and the Borrower will not enter into negotiations as provided in clause 3.6(c)(i) or if an alternative interest rate or alternative basis is not agreed within the Negotiation Period, and the relevant  circumstances are continuing at the end of the Negotiation Period, then the Bank shall determine the next Interest Period and an interest rate representing the cost of funding of the Bank in Dollars of the Loan (or the relevant part thereof) plus the applicable Margin for such Interest Period; if the relevant circumstances are continuing at the end of the Interest Period so set by the Bank, the Bank shall continue to determine the next Interest Period and an interest rate representing its cost of funding in Dollars of the Loan (or the relevant part thereof) plus the applicable Margin for such Interest Period.

(e)
Notice of prepayment:  If the Borrower does not agree with an interest rate set by the Bank under Clause 3.6(d), the Borrower may give the Bank not less than 15 Banking Days’ notice of its intention to prepay the Loan at the end of the interest period set by the Bank.

(f)
Prepayment; termination of Commitments:  A notice under Clause 3.6(e) shall be irrevocable; and on the last Banking Day of the interest period set by the Bank, the Borrower shall prepay (without premium or penalty) the Loan, together with accrued interest thereon up to the date of prepayment at the applicable rate plus the applicable Margin and any balance of the Outstanding Indebtedness.

(g)	Application of prepayment: The provisions of Clause 4 shall apply in relation to the prepayment.”

5.4	With effect from the Effective Date the following shall be added at the end of:

(i) each of the sub-paras (c), (d) and (e) of Clause 8.2 (Banking Operations-Liquidity); and

(ii) sub-para (c) of Clause 8.5 (Security Value to Security Requirement-Additional Security):

“Provided however that subject to no Default then existing, this covenant shall not be applicable to the Borrower throughout the Deferral Period.”

5.5	With effect from the Effective Date a new sub-para (g) shall be added in Clause 8.2 (Banking Operations-Liquidity) reading as follows:

“(g)
ensure that the amount of Dollars three million four hundred thousand ($3,400,000) standing to the credit of the Cash Collateral Account be applied by the Bank (and the Borrower hereby irrevocably and unconditionally authorises and instructs the Bank to make the relevant transfers) towards payment of the Reductions/Repayment Instalments specified in Clause 4.1(b) falling due and payable on the  Reduction/Repayment Dates of the year 2010 on their respective due date of payment ”

5.6
With effect from the date of execution of the Principal Agreement the following fax number and PIC of notices to be sent to any Security Party under clause 14.9 of the Principal Agreement shall be added at sub para 14.9 (iii):

“Fax No.:  +30210 210 89 95 085
ATTN: Dimitrios Papadias and/or Maria Stefanou”

5.7	With effect from the date of execution of the Principal Agreement a new sub para (d) shall be added in Clause 14.8 (Language and genuineness of documents) reading as follows:

(d)	“Third Party Rights No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement.”

5.8
With effect from the Effective Date, the definition "Security Documents" shall be deemed to include the Security Documents as amended and/or supplemented in pursuance to the terms hereof as well as the Cash Collateral Account Pledge Agreement and any document or documents (including if the context requires the Loan Agreement) that may now or hereafter be executed as security for the repayment of the Loan, interest thereon and any other moneys payable by the Bank under the Principal Agreement and the Security Documents (as herein defined) as well as for the performance by the Borrower and the other Security Parties (as herein defined) of all obligations, covenants and agreements pursuant to the Principal Agreement this Agreement and/or the Security Documents;

5.9
With effect from the Effective Date hereof, the definition and all references in the Principal Agreement and in the Security Documents to the “Mortgage” as references to the Mortgage as amended and supplemented by the Deed of Covenant Amendment.

5.10
With effect from the Effective Date hereof, the definition and all references in the Principal Agreement and in the Security Documents to “this Agreement”, “hereunder” and the like and in the Security Documents to the “Loan Agreement” shall be construed as references to the Principal Agreement as amended and/or supplemented by this Agreement.

6.	Continuance of Principal Agreement and the Security Documents

Save for the alterations to the Principal Agreement made or deemed to be made pursuant to this Agreement and such further modifications (if any) thereto as may be necessary to make the same consistent with the terms of this Agreement, the Principal Agreement shall remain in full force and effect and the security constituted by the Security Documents executed by the Borrower and the other Security Parties shall continue and remain valid and enforceable and each of the Borrower hereby reconfirms its obligations under the Principal Agreement as hereby amended and under the Security Documents to which it is  party.

7.	Reconfirmation of the Corporate Guarantee and the Manager’s Undertaking

Notwithstanding the variation to the Loan Agreement contained herein (a) the Corporate Guarantee (which the Corporate Guarantor hereby reconfirms) and (b) the Manager’s Undertaking dated  shall remain in full force and effect as guarantee and/or security of the obligations of the Borrower under the Principal Agreement, this Agreement and the Security Documents (as hereby amended), and in respect of all outstanding balance of the Loan and other sums due to the Bank under the Loan Agreement and the Security Documents.

7.	ENTIRE AGREEMENT AND AMENDMENT; EFFECT ON PRINCIPAL AGREEMENT-WAIVERS

7.1
The Principal Agreement, the Security Documents and this Agreement represent the entire agreement among the parties hereto with respect to the subject matter hereof and supersede any prior expressions of intent or understanding with respect to this transaction and may be amended only by an instrument in writing executed by the party or parties to be bound or burdened thereby.

7.2
Except to the extent that the Principal Agreement is expressly amended or supplemented by this Agreement, all terms and conditions of the Principal Agreement remain in full force and effect.  This Agreement is supplementary to and incorporated in the Principal Agreement, all terms and conditions whereof, including, but not limited to, provisions on payments, calculation of interest and Events of Default, shall apply to the performance and interpretation of this Agreement.

7.3
No waiver of any such right, remedy or power, or any consent  to any departure from the strict application of the provisions of this Agreement, the Loan Agreement or of any other Security Document shall in any way prejudice or affect the powers conferred upon the Bank under this Agreement, the Loan Agreement and the other Security Documents or the right of the Bank thereafter to act strictly in accordance with the terms of this Agreement, the Loan Agreement and the other Security Documents nor shall, any delay or omission by the Bank to exercise any right, remedy or power vested in the Bank under this Agreement, the Loan Agreement and/or the other Security Documents or by law, impair such right or power, or be construed as a waiver of, or as an acquiescence in any default by the Borrower and/or any other Security Party, nor shall any single or partial exercise by the Bank of any power, right or remedy preclude any other or further exercise thereof or the exercise of any other power, right or remedy.

8.	Fees and Expenses

(a)	As an inducement for the Bank to enter into this Agreement, the Borrower shall pay on the date hereof a non-refundable restructuring fee in the amount of fifty thousand Dollars ($50,000) payable on the date hereof.

(b)
The Borrower and the Corporate Guarantor, jointly and severally, agree to pay to the Bank all costs, charges and expenses (including legal fees) incurred by the Bank in connection with the negotiation, preparation, execution and enforcement or attempted enforcement of this Agreement and any document executed pursuant thereto and/or in preserving or protecting or attempting to preserve or protect the security created hereunder and/or under the Security Documents.

(c)
The Borrower and the Corporate Guarantor, jointly and severally, covenant and agree to pay and discharge any and all stamp duties, registration and recording fees and charges and any other charges whatsoever and wheresoever payable or due in respect of this Agreement and/or any document executed pursuant hereto.

9.	NOTICES

The provisions of clause 14.9 of the Principal Agreement as hereby amended shall extend and apply to the giving or making of notices or demands hereunder as if the same were expressly stated herein save that notices or demands hereunder as regards the Borrower should be sent to such address or facsimile number as the Borrower have advised in writing to the Bank on the date of the Principal Agreement.

10.	APPLICABLE LAW AND JURISDICTION AND MISCELLANEOUS

(a)
This Supplemental Agreement shall be governed by and construed in accordance with English law. The provisions of Clause 15.1 and 15.2 (Law and Jurisdiction) of the Principal Agreement shall extend and apply to this Supplemental Agreement as if the same were (mutatis mutandis) herein expressly set forth.

(b)
For the purposes of enforcement in Greece, it is hereby expressly agreed that English law as the governing law of this Agreement will be proved by an affidavit of a solicitor from an English law firm to be appointed by the Bank and the said affidavit shall constitute full and conclusive evidence binding on the Borrower, the Manager and the Corporate Guarantor but the Borrower, the Manager and the Corporate Guarantor shall be allowed to rebut such evidence save for witness.

(c)	Mrs. Maria Stefanou, an attorney-at-law, presently of Skoufa 3 street, Drafi, Athens, Greece, is hereby appointed by the Borrower, the Corporate Guarantor and the Manager as agent to accept service (hereinafter the “Process Agent”) upon whom any judicial or extrajudicial process may be served (including but without limitation any documents initiating legal proceedings) and any notice, request, demand payment order, announcement of claim, any enforcement process or other communication under the Principal Agreement, this Agreement or any of the Security Documents. In the event that the Process Agent (or any substitute process agent notified to the Bank in accordance with the foregoing) cannot be found at the address specified above (or, as the case may be, notified to the Bank), which will be conclusively proved by the affidavit of a process server to that effect, the authority of the Process Agent as agent to accept service shall be deemed to have ceased and service of documents may be effected in accordance with the procedure provided by the relevant provisions on service of process provided by the Hellenic Procedural Code. In case, however, that such Process Agent is found at any other address, the Bank shall have the right to serve the documents either on the Process Agent at such address or in accordance with the procedure provided by the relevant law.

(d)	No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed the day and year first above written.

THE BORROWER

Executed as a Deed                                                                             )
for and on behalf of                                                                            )
PARAGON SHIPPING INC.,                                                           )
of The Marshall Islands                                                                     )
by Mrs. Maria Stefanou and                                                             )
Mr. Christopher Thomas                                                                   )
its duly authorised Attorney-in-fact                                            )           _______________________________
in the presence of:                                                                              )

Witness: ________________________
Name:          Angela Arcadis
Address:    13 Defteras Merarchias Street
     Piraeus, Greece
Occupation: Attorney-at-law

THE CORPORATE GUARANTOR

Executed as a Deed                                                                            )
for and on behalf of                                                                           )
CAMELIA NAVIGATION S.A.,                                                      )
of The Marshall Islands                                                                    )
by Mrs. Maria Stefanou                                                                    )
its duly authorised Attorney-in-fact                                           )           _______________________________
in the presence of:                                                                             )

Witness: __________________________
Name:            Angela Arcadis
Address:       Defteras Merarchias 13,
      Piraeus, Greece
Occupation:   Attorney-at-law

THE MANAGER
Executed as a Deed                                                                            )
for and on behalf of                                                                           )
ALLSEAS MARINE S.A.,                                                                )
of The Marshall Islands                                                                    )
by Mrs. Maria Stefanou                                                                    )
its duly authorised Attorney-in-fact                                            )           _______________________________
in the presence of:                                                                             )

Witness: __________________________
Name:                Angela Arcadis
Address:           Defteras Merarchias 13,
          Piraeus, Greece
Occupation:      Attorney-at-law

SIGNED                                                                                               )
for and on behalf of                                                                           )
FBB-FIRST BUSINESS BANK S.A.                                             )
by Mr. Nikolaos Vougioukas                                                           )
its duly authorised Attorney-in-fact                                            )           __________________________
in the presence of:                                                                             )                      Attorney-in-Fact

Witness: _____________________________
Name:          Angela Arcadis
Address:    13 Defteras Merarchias Street
     Piraeus, Greece
Occupation: Attorney-at-law